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BY EDGAR
Division of Corporation Finance Office of Life Sciences Securities and Exchange Commission 100 F St., N.E. Washington, D.C. 20549 Attn: Christie Wong Mary Mast Margaret Schwartz Jeffrey Gabor

RE:	Dole plc

Registration Statement on Form F-1

Filed July 2, 2021

File No. 333-257621

On behalf of Dole plc (the “Company”), we hereby submit this letter setting forth the response of the Company to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-1, publicly filed via the EDGAR system of the Commission (“EDGAR”) on July 2, 2021.

Concurrently with the submission of this letter, the Company is publicly filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form F-1 (the “Revised Registration Statement”) in response to the Staff’s comments. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Securities and Exchange Commission

July 19, 2021

Registration Statement on Form F-1, Filed July 2, 2021

General

1.	Please file as exhibits to your registration statement copies of Dole Food Company’s senior secured notes and credit facilities pursuant to Regulation S-K, Item 601, or advise.

Response: In response to the Staff’s comment, the Company has filed exhibits 10.2. 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8.

Please direct any questions regarding the Company’s responses or Registration Statement to me at (213) 687-5122 or michelle.gasaway@skadden.com.

Very truly yours,

/s/ P. Michelle Gasaway

P. Michelle Gasaway, Esq.

cc:	Rory Byrne

Dole plc

cc:	David C. Eisman

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Hong

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Marc D. Jaffe

Latham & Watkins LLP

cc:	Ian D. Schuman

Latham & Watkins LLP

cc:	Adam J. Gelardi

Latham & Watkins LLP